SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing July 18 through October 16, 2006

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2006 and a copy of each of following press releases entitled:
-	“Philips one of top climbers in brand value – Interbrand”, dated July 28, 2006;

-	“Philips to sell majority stake in semiconductors business to private equity consortium KKR, Silver Lake and Alpinvest”, dated August 3, 2006;

-	“Philips to complete its transformation from a cyclical technology company to a healthcare and lifestyle company built around a strong brand”, dated August 3, 2006;

-	“Philips to sell Enabling Technologies Group to VDL Groep”, dated August 16, 2006;

-	“Philips completes acquisition of AVENT Holdings Ltd., dated September 4, 2006;

-	“Philips to set up high power LED production facility in Singapore”, dated September 5, 2006;

-	“Philips notifies financial authorities of increase in shares held”, dated September 8, 2006;

-	“Philips to hold extraordinary general meeting of shareholders on October 25, 2006 to cancel repurchased shares”, dated September 11, 2006;

-	“NASA using Live 3D ultrasound imaging to learn how space travel affects the hearts of Space Shuttle astronauts”, dated September 19, 2006;

-	“Philips updates market on Lighting business”, dated September 20, 2006;

-	“Philips completes sale of 80.1% stake in Semiconductors business to private equity consortium KKR, Silver Lake, Bain Capital, Apax and AlpInvest”, dated September 29, 2006;

-	“Philips announces divestment of Advanced Metrology Systems business unit”, dated October 6, 2006;

-	“Philips to transfer remaining mobile phone activities to CEC”, dated October 12, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of October 2006.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President, Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer, Member of the Board of Management)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, restructuring cost and cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, Philips’ ability to secure short-term profitability and invest in long-term growth, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Use of fair value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Users are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models. The models that are used are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
Report on the performance of the Philips Group
—	all amounts in millions of euros unless otherwise stated; data included are unaudited

—	financial reporting according to US GAAP unless otherwise stated

—	restated for the sale of the Semiconductors and MDS businesses
High-margin divisions report comparable sales growth of 8% and EBIT increase of 12% Group net income was EUR 4.2 billion in the third quarter

Sales increased by 1% in the third quarter to EUR 6,313 million. Adjusted for the effects of currency movements and consolidation changes, comparable sales increased by 5%, driven by strong growth in the high-margin Medical Systems, DAP and Lighting divisions, partly offset by some decline at CE as a consequence of the division’s focus on margin improvement.

EBIT in the quarter amounted to EUR 290 million, before changes in estimation methodology for asbestos-related product liabilities, which resulted in a charge, net of insurance recoveries, of EUR 265 million. In Q3 2005, EBIT of EUR 353 million included a gain of EUR 136 million due to the completion of the TPV deal. Excluding this gain, Medical Systems, Lighting, DAP and CE delivered strong increases in profitability compared to Q3 2005.

Financial income and expenses resulted in income of EUR 32 million, including gains of EUR 97 million from TSMC, compared to income of EUR 190 million in Q3 2005. Last year’s figure included a gain of EUR 233 million on the sale of the remaining stakes in Atos Origin and Great Nordic.

Unconsolidated companies recorded a loss of EUR 81 million, which was wholly attributable to lower results from LG.Philips LCD. Q3 2005 income of EUR 929 million included a gain on the sale of shares in TSMC (EUR 460 million) and a sale of shares and dilution gain at LG.Philips LCD totaling EUR 310 million.

Net income of EUR 4,242 million (EUR 3.57 per share) compared to EUR 1,436 million (EUR 1.14 per share) in the corresponding period of 2005. Income from discontinued operations was EUR 4,241 million, mainly due to the estimated gain on the sale of the Semiconductors division. Income from continuing operations in Q3 2005 included EUR 1,003 million from the sale of various stakes and a dilution gain at LG.Philips LCD.

Cash flow from operating activities increased from EUR 246 million in Q3 2005 to EUR 678 million. Compared to Q3 2005, inventories as a percentage of sales improved by 0.2% to 12.7%.

Gerard Kleisterlee,
Philips’ President and CEO:
“It was a good quarter for Philips. We were able to build on our strong performance in the first half of the year and deliver on our promise of continuing to grow our high-margin businesses. We also posted a significant year-on-year improvement in the performance of our main operating divisions.
The third quarter also marked a big step forward for Philips as we completed, as planned, the sale of a majority stake in our Semiconductors business. With our portfolio now more sharply focused on healthcare and lifestyle markets, we’re increasingly well-placed to deliver sustainable, profitable growth from our strong innovation and technology base.”

Philips Group
Highlights in the quarter
Net income

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	6,265	6,313
EBIT	353	25
as a % of sales	5.6	0.4
Financial income and expenses	190	32
Income taxes	(71)	27
Results unconsolidated companies	929	(81)
Minority interests	—	(2)

Income from continuing operations	1,401	1
Discontinued operations	35	4,241

Net income	1,436	4,242

Per common share (in euros) – basic	1.14	3.57
Net income
•	Net income amounted to EUR 4,242 million (EUR 3.57 per share), compared to EUR 1,436 million (EUR 1.14 per share) in the same period last year.

•	EBIT included a charge of EUR 265 million, net of insurance recoveries, related to a change in estimation methodology for asbestos-related product liabilities. In Q3 2005, EBIT included a gain of EUR 136 million related to the TPV deal.

•	Excluding separately disclosed gains and charges, EBIT improved by EUR 92 million compared to Q3 2005.

•	Financial income and expenses included income of EUR 97 million related to TSMC. Q3 2005 included a EUR 233 million gain on the sale of the remaining stakes in Atos Origin and Great Nordic.

•	In Q3 2005, results relating to unconsolidated companies were boosted by the sale of several stakes and a dilution gain totaling EUR 770 million.

•	The result from discontinued operations is mainly due to the estimated gain on the sale of the Semiconductors division.
Sales by sector

in millions of euros unless otherwise stated	Q3	Q3	% change
	2005	2006	nominal	comparable
Medical Systems	1,531	1,575	3	6
DAP	519	614	18	9
CE	2,541	2,407	(5)	(1)
Lighting	1,185	1,370	16	10
Other Activities	489	347	(29)	18

Philips Group	6,265	6,313	1	5
Sales by sector

•	Comparable sales for the Group increased by 5% compared to Q3 2005 after adjustment for the effect of currency movements and consolidation changes; nominal sales increased by 1%. Comparable sales showed strong growth in all divisions except Consumer Electronics.

•	Comparable sales at Medical Systems increased by 6%, driven by double-digit growth in Computed Tomography and X-ray. DAP sales grew 9% on a comparable basis, with growth visible in all businesses, particularly Shaving & Beauty and Oral Healthcare. Within Consumer Electronics, growth in Connected Displays and Peripherals & Accessories was offset by declines in the remaining businesses. Strong comparable growth in Lighting was evident across all businesses.
Sales by region

in millions of euros unless otherwise stated	Q3	Q3	% change
	2005	2006	nominal	comparable
Europe/Africa	2,662	2,680	1	5
North America	1,919	1,979	3	6
Latin America	482	440	(9)	(5)
Asia Pacific	1,202	1,214	1	8

Philips Group	6,265	6,313	1	5
Sales by region
•	Comparable growth was led by Asia, notably double-digit sales increases at Medical Systems and Lighting. In North America, all divisions contributed to the 6% comparable growth. Sales in Europe grew by 5%, led by Lighting and CE. In Latin America, sales declined 5% compared to the strong performance in Q3 2005.

EBIT

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Medical Systems	155	186
DAP	91	94
CE	164	54
Lighting	130	141
Other Activities	(61)	(327)
Unallocated	(126)	(123)

Philips Group	353	25
as a % of sales	5.6	0.4
EBITA

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Medical Systems	180	213
DAP	93	106
CE	164	54
Lighting	131	149
Other Activities	(61)	(326)
Unallocated	(128)	(125)

Philips Group	379	71
as a % of sales	6.0	1.1
Earnings before interest and tax (EBIT)
•	EBIT at Medical Systems increased by EUR 31 million, with improvement evident in most businesses, particularly Computed Tomography.

•	DAP’s EBIT increased by EUR 3 million, in spite of additional investments in the Consumer Healthcare Solutions business and other incidental charges totaling EUR 10 million.

•	Consumer Electronics’ EBIT of EUR 54 million was EUR 26 million higher than in Q3 2005, excluding last year’s EUR 136 million gain on completion of the TPV deal. The increase in EBIT was driven by the Connected Displays and Peripherals & Accessories businesses.

•	At Lighting, EBIT was EUR 11 million higher than in Q3 2005 despite restructuring charges of EUR 14 million and other miscellaneous charges totaling EUR 18 million.

•	Other Activities’ EBIT included a charge of EUR 265 million, net of insurance recoveries, related to a change in estimation methodology for asbestos-related product liabilities.

•	EBIT of Unallocated was in line with Q3 2005.

Financial income and expenses

in millions of euros	Q3	Q3
	2005	2006
Interest expenses (net)	(50)	(71)
Income from financial assets	242	98
Other	(2)	5

Total	190	32
Financial income and expenses
•	Net interest expense was EUR 21 million higher than in Q3 2005 as a result of a higher average net debt level during the quarter.

•	Income from financial assets included EUR 97 million attributable to TSMC. Q3 2005 included a gain of EUR 233 million on the sale of the remaining stakes in Atos Origin and Great Nordic.
Results unconsolidated companies

in millions of euros	Q3		Q3
	2005		2006
LG.Philips LCD	379		(85)
Other	550	*	4

Total	929		(81)

*	Includes EUR 460 million from sale of TSMC shares
Results relating to unconsolidated companies
•	The result relating to unconsolidated companies is wholly attributable to LG.Philips LCD. In Q3 2005, results were boosted by the sale of a stake in TSMC (EUR 460 million) and by both a sale of shares (EUR 121 million) and a dilution gain (EUR 189 million) at LG.Philips LCD.

•	In Q3 2005, TSMC was accounted for as an equity investment, with income of EUR 103 million reported under results relating to unconsolidated companies.

Cash balance

in millions of euros	Q3	Q3
	2005	2006
Beginning balance	3,005	2,538

Net cash from operating activities	246	678
Gross capital expenditures	(162)	(218)
Acquisitions/divestments	1,549	(721)
Other cash from investing activities	3	(42)
Changes in debt/other	(453)	(1,705)
Cash provided by discontinued operations	156	6,742

Ending balance	4,344	7,272
Cash balance
•	The cash balance increased by EUR 4,734 million during the quarter compared to an increase of EUR 1,339 million in Q3 2005, mainly as a result of the consideration received for the sale of Semiconductors. Q3 2005 included EUR 1,714 million proceeds from the sale of stakes in TSMC, Atos Origin, LG.Philips LCD and Great Nordic.

•	The main cash outflows in the quarter were EUR 848 million for the share repurchase program, EUR 689 million for the acquisition of Avent and a EUR 240 million payment of withholding tax for the transfer of TSMC shares, as reported in Q4 2005.
Cash flows from operating activities
•	Cash flows from operating activities improved by EUR 432 million compared to Q3 2005, mainly driven by the higher level of operational income and the lower increase in working capital attributable to tight inventory control.

•	A cash contribution of EUR 101 million was made to US pension plans.

*	Excluding gross capital expenditures related to Q3 2006 timing difference in the finalization of the sale of the Semiconductors business
Gross capital expenditures
•	Gross capital expenditures remained in line with Q3 2005. Additional investments at Lighting were offset by a lower expenditure level at Other Activities.

Inventories
•	Inventories as a percentage of sales amounted to 12.7%, 0.2 percentage points below Q3 2005. Tight inventory and supply chain management at Medical Systems and Consumer Electronics accounted for most of the reduction.
Net debt and group equity
•	The net debt of EUR 2.0 billion reported at the end of Q2 2006 moved to a net cash position of EUR 3.4 billion, largely as a result of the consideration received on the sale of the Semiconductors division.

•	Group equity increased by EUR 7.2 billion compared to Q3 2005, primarily due to the change from equity to fair- value investment accounting for TSMC and the estimated net gain from the Semiconductors transaction.
of which discontinued operations 37,680 end Q3 2005 and 36,996 end Q2 2006
Employment

•	The sale of the Semiconductors division resulted in a reduction of 38,144 employees in Q3 2006.

•	In continuing operations, the number of employees increased by 4,196 during the quarter due to new acquisitions, including Avent, and a demand-driven seasonal increase in temporary employees at Consumer Electronics, DAP and Lighting.

Medical Systems
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	1,531	1,575
Sales growth
% nominal	9	3
% comparable	7	6

EBITA	180	213
as a % of sales	11.8	13.5

EBIT	155	186
as a % of sales	10.1	11.8

Net operating capital (NOC)	3,506	3,330

Number of employees (FTEs)	31,245	31,524
Business highlights
•	Philips launched a multi-year research agreement with the US medical and engineering schools of Dartmouth College to develop new imaging capabilities for earlier detection and treatment of heart disease, cancer and neurological diseases.

•	In China, Philips joined forces with the Red Cross for the “Philips Rural Healthcare Program” to support the central government in training 300 village doctors over the next 3 years and establishing 10 clinics and hospitals in rural areas.

•	Philips introduced a new release of its integrated cardiovascular information solution, the Xcelera R2.1, which provides clinicians with access to relevant images and information on patients – including documentation, viewing, quantification and reporting tasks – from a single workspace.
Financial performance
•	Order intake for equipment grew 6% year-on-year on a currency-comparable basis, led by Magnetic Resonance and Healthcare Informatics. Orders for iSite PACS more than doubled compared to Q3 2005.

•	Sales of EUR 1,575 million were a record for the third quarter. The 6% comparable sales growth was primarily driven by double-digit growth in Computed Tomography and X-ray. From a geographical perspective, Asia Pacific was the main contributor to this growth.

•	As a result of the improved margins and a lower cost base, EBIT improved from EUR 155 million (or 10.1% of sales) in Q3 2005 to EUR 186 million (or 11.8% of sales). Improvement in profitability was evident across most businesses, particularly Computed Tomography.

•	The performance of Witt Biomedical exceeded expectations. Purchase-accounting-related charges relating to the acquisition amounted to EUR 5 million.
Looking ahead
•	The acquisition of Intermagnetics is expected to be completed in Q4. Purchase-accounting and related acquisition and integration charges are now estimated at EUR 75 million.

•	Excluding these Intermagnetics-related charges, and the Q4 2005 accrual for MedQuist, we expect margin in Q4, in amount and in percentage, to be above last year.

Domestic Appliances and Personal Care
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	519	614
Sales growth
% nominal	15	18
% comparable	13	9

EBITA	93	106
as a % of sales	17.9	17.3

EBIT	91	94
as a % of sales	17.5	15.3

Net operating capital (NOC)	569	1,885

Number of employees (FTEs)	8,801	11,306
Business highlights
•	Philips completed its GBP 460 million acquisition of Avent Holdings Ltd., a leading provider of baby and infant feeding products with sales in more than 60 countries.

•	Philips’ online Bodygroom campaign won the Cannes Gold Cyber Lion advertising award. Attracting over 1 million visitors, the website helped exceed sales targets and Bodygroom became a no. 1 selling item on Amazon.com.

•	Philips won an INKA award for most innovative company in 2006 from the German Fraunhofer Institute in recognition of innovation and creativity at Philips DAP’s Center of Competence in Klagenfurt, Austria.

•	Philips forged a fashion industry alliance by sponsoring the Amsterdam and London Fashion Weeks to showcase its new 3-in-1 Wardrobe Care Solution, which was launched in the UK in September.
Financial performance
•	Sales grew 9% on a comparable basis compared with Q3 2005; the increase was evident across all businesses, particularly Shaving & Beauty and Oral Healthcare. Growth was visible in all regions, with double-digit growth in most emerging markets, notably Latin America and China.

•	The recently formed Consumer Healthcare Solutions business reported sales of EUR 36 million, most of which was attributable to Lifeline Systems. CHS reported an EBIT loss of EUR 9 million, including purchase-accounting and miscellaneous charges of EUR 10 million.

•	Excluding CHS, EBIT improved by EUR 12 million compared to Q3 2005. At business level, Shaving & Beauty and Oral Healthcare drove the profitability improvement.

•	The increase in NOC and employee numbers is attributable to the acquisitions of Lifeline (in Q1) and Avent (in Q3).
Looking ahead
•	DAP is expected to achieve its 15-16% EBIT margin target for 2006, prior to purchase-accounting charges.

Consumer Electronics
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	2,541	2,407
Sales growth
% nominal	11	(5)
% comparable	8	(1)

EBITA	164	54
as a % of sales	6.5	2.2

EBIT	164	54
as a % of sales	6.5	2.2

Net operating capital (NOC)	212	192

Number of employees (FTEs)	16,570	16,142
Business highlights
•	Philips was recognized for its leadership in flat display technology, winning European Imaging & Sound Association (EISA) awards – European High-End LCD TV, 2006-2007 for the Philips Cineos Ambilight Flat TV, and European Green TV of the Year for one of its Flat TVs.

•	At IFA – Europe’s largest consumer electronics show – Philips showcased its world leadership in HD display technology, premiering a 100-inch Ambilight Flat TV.

•	Philips announced the world’s first DECT phone for Skype™ that works without a PC to communicate via the Internet; it will be available in December 2006.

•	Philips announced its intention to transfer its mobile phones activity to China Electronics Corporation (CEC), providing a global license to market and sell mobile phones under the Philips brand for 5 years.
Financial performance
•	Sales of EUR 2,407 million were below the level of Q3 2005, with growth in Connected Displays and Peripherals & Accessories being offset by declines in the remaining businesses. As anticipated, growth in flat displays showed signs of deceleration. On the regional axis, North America posted the strongest growth, with comparable sales 8% above Q3 2005.

•	Q3 2005 included a gain of EUR 136 million on the deal with TPV. Excluding this gain, EBIT was EUR 26 million above Q3 2005, helped by an easing of over-supply in the channels and the ongoing benefits of the business renewal program.

•	Net operating capital of EUR 192 million was EUR 20 million below Q3 2005, mainly due to lower working capital.
Looking ahead
•	Sales in Q4 are expected to be in line with last year.

Lighting
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	1,185	1,370
Sales growth
% nominal	7	16
% comparable	5	10

EBITA	131	149
as a % of sales	11.1	10.9

EBIT	130	141
as a % of sales	11.0	10.3

Net operating capital (NOC)	1,721	2,697

Number of employees (FTEs)	44,559	48,753
Business highlights
•	Philips acquired a plant in Singapore that it will convert into a high-power light-emitting-diode (LED) plant to double its high-power LED production capacity by the end of 2007.

•	In Aachen, Germany, Philips produced its 3-millionth mercury-free xenon headlight bulb. The company is the sole supplier of this ‘green’ product to the automotive industry.

•	In India, Philips launched a pilot project for rural dwellers with limited access to electricity that involves two rechargeable lighting products – a weatherproof, portable lamp for general illumination, and a hand-held, hand-cranked LED flashlight.

•	Working with handset manufacturers, Philips demonstrated a new version of the LED LUXEON® Flash, the first version to beat the light performance of xenon flash camera phones.
Financial performance
•	Sales amounted to EUR 1,370 million, equivalent to 10% comparable growth compared to Q3 2005, driven by all businesses, notably Automotive, Special Lighting & UHP and Lighting Electronics. Geographically, comparable sales growth in emerging markets was 18%, with the strongest growth in Asia Pacific.

•	Sales growth at Lumileds is well on track to achieve a growth rate of 25% for the full year.

•	EBIT increased from EUR 130 million to EUR 141 million, including restructuring charges of EUR 14 million and other miscellaneous net charges totaling EUR 18 million.

•	The increase in net operating capital and headcount was attributable to the consolidation of Lumileds in Q4 2005.
Looking ahead
•	The division will continue to launch innovative products and to focus on emerging markets.

•	The division is on track to achieve its longer- term sales growth target of 6%.

Other Activities
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Sales	489	347
Sales growth
% nominal	(18)	(29)
% comparable	(6)	18

Total EBITA	(61)	(326)
as a % of sales	(12.5)	(93.9)

EBIT Corporate Technologies	(60)	(64)
EBIT Corp. Investments and others	(1)	(263)

Total EBIT	(61)	(327)
as a % of sales	(12.5)	(94.2)

Net operating capital (NOC)	395	(272)

Number of employees (FTEs)	19,844	15,419
Business highlights
•	Philips Research received funding from the research arm of the US Department of Defense to lead a consortium to develop a new ultrasound-based technology that detects and stems the internal bleeding of wounded soldiers.

•	As part of the company’s increasing steps into molecular medicine, Philips has taken a minority stake in US-based BG Medicine – a specialist in biomarkers used in molecular imaging and diagnostics.

•	In September, acclaimed German fashion designer, Anke Loh, presented her new collection, which for the first time incorporated Lumalive textiles – fabrics developed by Philips Research that incorporate light-emitting diodes.

•	In its August issue, I.D. (International Design) magazine featured four Philips products – the Wireless Music Center and Station WACS700, Digital Photo Display, Practix Convenio and LED Pedestrian Luminaire – out of 2000 entries.
Financial performance Corporate Technologies
•	EBIT showed a loss of EUR 64 million, EUR 4 million more than in Q3 2005 as a result of additional R&D investment, including in Molecular Healthcare.
Financial performance Corp. Investments/others
•	EBIT included a charge of EUR 265 million for asbestos-related product liabilities, net of insurance recoveries.

•	Excluding this charge, Corporate Investments reported a slight improvement in EBIT, mainly attributable to improved performance at the Enabling Technologies Group.
Looking ahead
•	As Corporate Investments continues to reduce its business portfolio, further divestments can be expected in the fourth quarter.

Unallocated
Key data

in millions of euros unless otherwise stated	Q3	Q3
	2005	2006
Corporate and regional overheads	(71)	(90)
Global brand campaign	(13)	(13)
Pensions/postretirement benefit costs	(42)	(20)

Total EBIT	(126)	(123)
Total EBITA	(128)	(125)
Number of employees (FTEs)	2,397	2,420
Business highlights
•	Philips entered the top 50 global brands in a ranking by leading brand consultant Interbrand, achieving the biggest increase in the electronics sector and advancing to the 48th place with an estimated brand value of USD 6.7 billion.

•	Philips showcased its commitment to its “sense and simplicity” brand promise at a Simplicity Event in London; featuring future well-being and lifestyle concepts and soon-to-launch products, the event attracted 1,600 key stakeholders.

•	As part of the company’s drive for further improvements in supply management, Philips increased purchasing via e-auctions more than fourfold during the first three quarters of 2006 compared to the same period in 2005.

•	Philips climbed the Dow Jones Sustainability Indexes from 77 to 82 points out of 100, gaining in all three fields – social, economic and environmental – and ranking 1st in the Leisure sector.

•	For the 2nd year in a row, Philips won the Guangming Daily Corporate Social Responsibility Award in a ranking of 200 foreign multinationals by China’s 4th-largest public-owned media group.
Financial performance
•	EBIT of Corporate and Regional Overheads was EUR 19 million lower than in Q3 2005, mainly due to implementation costs related to compliance with section 404 of the Sarbanes-Oxley Act.

•	Pension and post-retirement benefit costs were EUR 22 million lower than in Q3 2005. Increased costs for employees in North America were more than compensated by lower costs in the Netherlands.
Looking ahead
•	Investments in the brand campaign are expected to be approximately EUR 85 million in Q4.

Additional information on the sale of Semiconductors in Q3
Enterprise value

in millions of euros	Q3
2006
Enterprise value	8,275
SSMC minority interest	(200)
Unrecognized pension liability	(150)
Other	41

Consideration	7,966
Deal result

in millions of euros	Q3
2006
Net cash consideration	7,068
Retained interest 19.9%	857
Other	41

Consideration	7,966

Net assets divested	(2,806)
Cumulative translation differences and other transaction-related items	(403)

Gross deal result	4,757

Tax on transaction	(570)

Net deal result	4,187
Sale of 80.1% of the Semiconductors division
•	On September 29, Philips announced that it had completed the sale of an 80.1% stake in its Semiconductors business to a private equity consortium led by Kohlberg Kravis Roberts & Co. (KKR). The business has meanwhile been renamed ‘NXP Semiconductors’.

•	Philips has retained a 19.9% stake in NXP Semiconductors – initially at fair value and recorded on the balance sheet at cost as an investment in Unconsolidated companies.

•	Based on an estimated enterprise value of EUR 8,275 million, the total consideration for the sale the Semiconductors business was EUR 7,966 million.

•	After tax and transaction-related costs, a net deal gain of EUR 4,187 million was recognized in Q3.

•	It is estimated that the net cash consideration of EUR 7,068 million will result in a net cash inflow (proceeds) of approximately EUR 6.4 billion, after the final settlement of taxes and other transaction-related items.

•	Charges due to the settlement of certain Semiconductors- related pension obligations will be recorded in 2007. These charges, to be reported under income from discontinued operations, are expected to be approximately EUR 75 million, before tax.

•	Management has used estimations in the calculation of the net deal result. Final results could differ from the amounts presented.

Highlights in the 1st nine months
The 1st nine months of 2006
•	Net income of EUR 4,703 million, including the gain on the sale of the Semiconductors division

•	Comparable sales up 8%, driven by double-digit growth at DAP and CE

•	EBIT of EUR 518 million

•	Unconsolidated companies showing a loss of EUR 187 million due to LG.Philips LCD

•	Income from discontinued operations of EUR 4,335 million, which includes both Semiconductors’ operational results and the gain on the deal

•	Net debt : group equity ratio was (16) : 116 at the end of Q3.
Net income

in millions of euros unless otherwise stated	January-September
	2005	2006
Sales	17,584	18,848

EBIT	677	518
as a % of sales	3.9	2.7
Financial income and expenses	85	136
Income taxes	(21)	(89)
Results unconsolidated companies	1,800	(187)
Minority interests	(9)	(10)

Income from continuing operations	2,532	368
Discontinued operations	4	4,335

Net income	2,536	4,703

Per common share (in euros) – basic	2.01	3.96
Management summary
•	Net income showed a profit of EUR 4,703 million, compared to EUR 2,536 million in the first nine months of 2005.

•	Sales amounted to EUR 18,848 million, 7% higher than in the same period last year. The downward effect of consolidation changes was only partly offset by the upward currency effect, leading to comparable sales growth of 8% compared to the first nine months of 2005.

•	Comparable sales grew at all main divisions, with double-digit growth at DAP (10%) and CE (10%). Lighting (9%) and Medical Systems (8%) also showed strong growth, while Corporate Investments declined by 4%.

•	EBIT was EUR 518 million, compared to EUR 677 million in the same period last year. EBIT increased in all divisions except Consumer Electronics (due to last year’s gain on the TPV transaction) and Other Activities (impacted by the Q3 2006 additional asbestos-related charge).

•	The negative result from unconsolidated companies was mainly due to the loss incurred by LG.Philips LCD; last year’s result included gains from the sale of shares in TSMC, LG.Philips LCD and NAVTEQ.

•	Income from discontinued operations of EUR 4,335 million includes both the operational results of Semiconductors for the year to September 29 as well as the deal result from the sale of the division in Q3 2006.

Other information
Other information
Share repurchase
On August 3, 2006 the Company announced that it would return a total of EUR 4 billion to its shareholders by the end of 2007 through a combination of dividends and share repurchases. This EUR 4 billion includes the EUR 1.5 billion share buyback program for capital reduction purposes announced in July 2006.
The current EUR 1.5 billion share buyback, which forms part of the EUR 4 billion, will be expanded and we expect to complete share repurchases of up to EUR 2.5 billion by the end of this year.
Subject to approval of the proposals put before the Extraordinary General Meeting of Shareholders, the Company intends, starting at the beginning of 2007, to return the remaining part of the EUR 4 billion through share buybacks from holders who are tax-exempt or are able to achieve tax compensation.
Asbestos
Judicial proceedings have been brought in the United States relating primarily to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure.
Historically, the subsidiary has established an accrual for loss contingencies with respect to asserted claims for asbestos product liability. However, an accrual for loss contingencies with respect to unasserted claims has not been established in prior periods since this liability could not be reasonably estimated in accordance with SFAS No. 5 (see page 164 Annual Report 2005).
In the third quarter of 2006, in light of additional claims history experienced by the Company’s subsidiary and other changed circumstances, a third-party expert provided the

Company with a projection of the subsidiary’s liability for pending and unasserted potential future asbestos-related
Other information
claims, and provided such a projection through 2016. Accordingly, the subsidiary increased its accrual for loss contingencies related to asbestos product liability for claims asserted through 2016 to EUR 398 million, representing the undiscounted estimate of indemnity costs at September 30, 2006.
This resulted in a pre-tax charge to earnings of EUR 331 million at the end of the third quarter. During the third quarter of 2006, the amount of related insurance recoveries recognized in pre-tax earnings totaled EUR 66 million, reflecting agreements in place with insurance carriers.
In light of the inherent uncertainties involved in long-term forecasts of asbestos claims, the Company cannot assess in accordance with SFAS No. 5 the impact that claims asserted after 2016 may have on its consolidated financial position and results of operation. If actual experience differs significantly from the assumptions made in forecasting future liabilities, the Company’s consolidated financial position and results of operations could be materially affected.

Subsequent events

Subsequent events

Philips announced on October 12 that it has signed a letter of intent to transfer its remaining mobile phone activities to China Electronics Corporation (CEC). CEC will take over the responsibility for Philips’ Mobile Phones business, which currently has an annual turnover of approximately EUR 400 million and approximately 240 employees, mainly in Asia Pacific and Eastern Europe.

Under the terms of the letter of intent, CEC will receive a global license to market and sell mobile phones under the Philips brand for the coming five years.

The transaction is still subject to confirmatory due diligence. The transaction will be conditional on all required shareholder, government and regulatory approvals and consents and is expected to be completed by the end of 2006.

Outlook

Outlook

We expect the fourth quarter to round out what has already been a very good year for the Company. The planned completion of the Intermagnetics acquisition will help further strengthen our Medical business, and we anticipate making further value-adding acquisitions consistent with our strategic direction.

We will continue to invest heavily in the brand and, reflecting our commitment to create value for investors, will continue to return cash to our shareholders.

Amsterdam, October 16, 2006

Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses

	3rd quarter		January to September
	2005	2006	2005	2006
Sales	6,265	6,313	17,584	18,848
Cost of sales	(4,351)	(4,580)	(12,113)	(13,246)

Gross margin	1,914	1,733	5,471	5,602

Selling expenses	(1,112)	(1,074)	(3,146)	(3,252)
General and administrative expenses	(211)	(252)	(667)	(743)
Research and development expenses	(404)	(395)	(1,188)	(1,204)
Write-off of acquired in-process R&D	—	—	—	(3)
Other business income (expense)	166	13	207	118

Income from operations	353	25	677	518

Financial income and expenses	190	32	85	136

Income before taxes	543	57	762	654

Income tax expense	(71)	27	(21)	(89)

Income after taxes	472	84	741	565

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 16 million (gain of EUR 165 million in the 3rd quarter of 2005)	929	(81)	1,800	(187)

Minority interests	—	(2)	(9)	(10)

Income from continuing operations	1,401	1	2,532	368

Discontinued operations	35	4,241	4	4,335

Net income	1,436	4,242	2,536	4,703

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,259,133	1,188,121
• diluted			1,261,517	1,195,750

Net income per common share in euros:
• basic	1.14	3.57	2.01	3.96
• diluted	1.14	3.55	2.01	3.93

Ratios
Gross margin as a % of sales	30.6	27.5	31.1	29.7
Selling expenses as a % of sales	(17.7)	(17.0)	(17.9)	(17.3)
G&A expenses as a % of sales	(3.4)	(4.0)	(3.8)	(3.9)
R&D expenses as a % of sales	(6.4)	(6.3)	(6.8)	(6.4)

EBIT or Income from operations	353	25	677	518
as a % of sales	5.6	0.4	3.9	2.7

EBITA	379	71	748	640
as a % of sales	6.0	1.1	4.3	3.4

Consolidated balance sheets
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses

	Sept. 30,	Dec. 31,	Sept. 30,
	2005	2005	2006
Current assets:
Cash and cash equivalents	4,344	5,293	7,272
Securities	—	—	173
Receivables	4,679	4,638	4,732
Current assets of discontinued operations	1,539	1,462	—
Inventories	3,289	2,797	3,435
Other current assets	850	894	1,084

Total current assets	14,701	15,084	16,696

Non-current assets:
Investments in unconsolidated companies	5,563	5,399	4,067
Other non-current financial assets	573	673	6,564
Non-current receivables	167	213	204
Non-current assets of discontinued operations	2,642	2,511	—
Other non-current assets	3,332	3,231	3,860
Property, plant and equipment	2,881	3,019	3,157
Intangible assets excluding goodwill	971	1,240	1,611
Goodwill	1,973	2,535	3,216

Total assets	32,803	33,905	39,375

Current liabilities:
Accounts and notes payable	3,131	3,457	3,311
Current liabilities of discontinued operations	965	1,044	—
Accrued liabilities	3,149	3,281	3,415
Short-term provisions	810	807	1,304
Other current liabilities	570	657	581
Short-term debt	967	1,167	870

Total current liabilities	9,592	10,413	9,481

Non-current liabilities:
Long-term debt	3,377	3,320	3,039
Long-term provisions	1,971	1,903	2,167
Non-current liabilities of discontinued operations	345	341	—
Other non-current liabilities	799	1,103	745

Total liabilities	16,084	17,080	15,432

Minority interests	181	159	140
Stockholders’ equity	16,538	16,666	23,803

Total liabilities and equity	32,803	33,905	39,375

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,232,102	1,201,358	1,157,592

Ratios
Stockholders’ equity per common share in euros	13.42	13.87	20.56

Inventories as a % of sales	12.9	10.9	12.7

Net debt : group equity	0:100	(5):105	(16):116

Net operating capital	5,912	5,679	8,960

Employees at end of period of which discontinued operations 37,680 end Sept. 2005, and 37,417 end Dec. 2005	161,096	159,226	125,564

Consolidated statements of cash flows *
all amounts in millions of euros
restated for the sale of the Semiconductors and MDS businesses

	3rd quarter		January to September
	2005	2006	2005	2006
Cash flows from operating activities:
Net income	1,436	4,242	2,536	4,703
(Income) loss discontinued operations	(35)	(4,241)	(4)	(4,335)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	175	214	516	584
Impairment of equity investments	—	—	—	8
Net gain on sale of assets	(958)	(11)	(1,724)	(108)
Unconsolidated companies (net of dividends received)	(126)	78	(156)	132
Minority interests (net of dividends paid)	(7)	(34)	11	10
(Increase) decrease in working capital/other current assets	(213)	(281)	(1,155)	(927)
(Increase) decrease in non-current receivables/other assets	(110)	428	(333)	(300)
Increase (decrease) in provisions	73	152	(23)	105
Other items	11	131	14	(95)

Net cash provided by (used for) operating activities	246	678	(318)	(223)

Cash flows from investing activities:
Purchase of intangible assets	(16)	(19)	(48)	(68)
Capital expenditures on property, plant and equipment	(162)	(218)	(463)	(584)
Proceeds from disposals of property, plant and equipment	20	19	86	62
Cash from (to) derivatives	(1)	(42)	(34)	(113)
Proceeds from sale (purchase) of other non-current financial assets	619	10	617	10
Proceeds from sale (purchase) of businesses	930	(731)	1,795	(1,418)

Net cash provided by (used for) investing activities	1,390	(981)	1,953	(2,111)

Cash flows from financing activities:
Increase (decrease) in debt	(106)	(729)	(432)	(504)
Treasury stock transactions	(337)	(795)	(1,036)	(1,202)
Dividends paid	—	—	(504)	(523)

Net cash provided by (used for) financing activities	(443)	(1,524)	(1,972)	(2,229)

Net cash provided by (used for) continuing operations	1,193	(1,827)	(337)	(4,563)

Cash flows from discontinued operations.
Net cash provided by (used for) operating activities	249	(158)	500	191
Net cash provided by (used for) investing activities	(93)	6,900	(259)	6,633
Net cash provided by (used for) financing activities	—	—	—	—

Net cash provided by (used for) discontinued operations	156	6,742	241	6,824

Net cash provided by (used for) continuing and discontinued operations	1,349	4,915	(96)	2,261

Effect of change in consolidations and exchange rates on cash positions	(10)	(181)	91	(282)
Cash and cash equivalents at beginning of period	3,005	2,538	4,349	5,293

Cash and cash equivalents at end of period	4,344	7,272	4,344	7,272

Ratio

Cash flows before financing activities	1,636	(303)	1,635	(2,334)

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to September 2006
				Accumulated other comprehensive income (loss)					Treasury shares at cost
							Changes
					Unrealized		in fair
		Capital			gain (loss)	Additional	value of
		in excess		Currency	on available-	minimum	cash		To hedge
	Common	of par	Retained	translation	for-sale	pension	flow		share-based	To cover capital	Total stockholders’
	stock	value	earnings	differences	securities	liability	hedges	Total	compensation plans	reduction program	equity
Balance as of December 31, 2005	263	82	21,710	(1,886)	(10)	(545)	(29)	(2,470)	(1,333)	(1,586)	16,666
Net income			4,703								4,703
Net current period change				(176)	3,637	214	53	3,728			3,728
Reclassifications into income				395			(13)	382			382

Total comprehensive income, net of tax			4,703	219	3,637	214	40	4,110			8,813
Reduction authorized share capital	(17)		(1,983)							2,000	—
Dividend paid			(523)								(523)
Purchase of treasury stock									(118)	(1,262)	(1,380)
Re-issuance of treasury stock		(109)	(83)						392		200
Share-based compensation plans		27									27

Balance as of September 30, 2006	246	0	23,824	(1,667)	3,627	(331)	11	1,640	(1,059)	(848)	23,803

Sectors
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses
Sales and income from operations

	3rd quarter
	2005			2006
	Sales	Income from operations		Sales	Income from operations
			as a % of			as a % of
		amount	sales		amount	sales
Medical Systems	1,531	155	10.1	1,575	186	11.8
DAP	519	91	17.5	614	94	15.3
Consumer Electronics	2,541	164	6.5	2,407	54	2.2
Lighting	1,185	130	11.0	1,370	141	10.3
Other Activities	489	(61)	(12.5)	347	(327)	(94.2)
Unallocated		(126)			(123)

Total	6,265	353	5.6	6,313	25	0.4

	January to September
	2005			2006
	Sales	Income from operations		Sales	Income from operations
			as a % of			as a % of
		amount	sales		amount	sales
Medical Systems	4,314	412	9.6	4,674	484	10.4
DAP	1,407	191	13.6	1,682	222	13.2
Consumer Electronics	6,953	272	3.9	7,314	157	2.1
Lighting	3,429	399	11.6	4,011	494	12.3
Other Activities	1,481	(180)	(12.2)	1,167	(451)	(38.6)
Unallocated		(417)			(388)

Total	17,584	677	3.9	18,848	518	2.7

Sectors and main countries
all amounts in millions of euros
restated for the sale of the Semiconductors and MDS businesses
Sales and total assets

	Sales		Total assets
	January to September		September 30,
	2005	2006	2005	2006
Medical Systems	4,314	4,674	5,519	5,340
DAP	1,407	1,682	1,033	2,486
Consumer Electronics	6,953	7,314	2,936	2,908
Lighting	3,429	4,011	2,737	3,885
Other Activities	1,481	1,167	7,118	5,671
Unallocated			9,279	19,085

Total	17,584	18,848	28,622	39,375
Discontinued operations			4,181	—

Total			32,803	39,375
Sales and long-lived assets

	Sales		Long-lived assets *
	January to September		September 30,
	2005	2006	2005	2006
Netherlands	711	787	1,064	1,136
United States	4,971	5,254	3,043	4,506
Germany	1,307	1,370	262	339
France	1,137	1,063	145	119
United Kingdom	763	828	97	741
China (incl. Hong Kong)	1,261	1,311	208	183
Other countries	7,434	8,235	1,006	960

Total	17,584	18,848	5,825	7,984

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses
Net periodic pension costs of defined-benefit plans

	3rd quarter 2006		January-September 2006
	Netherlands	Other	Netherlands	Other
Service cost	52	34	159	103
Interest cost on the projected benefit obligation	135	98	403	305
Expected return on plan assets	(203)	(96)	(609)	(292)
Amortization of unrecognized transition obligation	—	1	—	1
Net actuarial (gain) loss recognized	(10)	21	(30)	65
Amortization of prior service cost	(15)	6	(45)	19
Settlement loss	—	—	—	—

Net periodic cost (income)	(41)	64	(122)	201
The net periodic pension costs in the third quarter of 2006 amounted to EUR 47 million, of which EUR 23 million related to defined-benefit plans (the Netherlands income of EUR 41 million, other countries cost of EUR 64 million) and EUR 24 million related to defined-contribution plans outside the Netherlands (the Netherlands cost of EUR 2 million, other countries cost of EUR 22 million).
Net periodic costs of postretirement benefits other than pensions

	3rd quarter 2006		January-September 2006
	Netherlands	Other	Netherlands	Other
Service cost	—	1	—	3
Interest cost on the accumulated postretirement benefit obligation	—	6	—	19
Amortization of unrecognized transition obligation	—	1	—	4
Net actuarial loss recognized	—	1	—	3
Curtailment gain	—	—	—	—

Net periodic cost (income)	—	9	—	29

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses

	3rd quarter		January to September
	2005	2006	2005	2006
Sales	6,265	6,313	17,584	18,848
Cost of sales	(4,355)	(4,597)	(12,132)	(13,300)

Gross margin	1,910	1,716	5,452	5,548

Selling expenses	(1,111)	(1,061)	(3,132)	(3,249)
General and administrative expenses	(254)	(293)	(773)	(859)
Research and development expenses	(408)	(390)	(1,159)	(1,175)
Other business income (expense)	163	11	191	91

Income from operations	300	(17)	579	356

Financial income and expenses	192	32	85	136

Income before taxes	492	15	664	492

Income tax expense	(53)	37	15	(39)

Income after taxes	439	52	679	453

Results relating to unconsolidated companies, included a year-to-date net dilution gain of EUR 16 million (gain of EUR 214 million in the 3rd quarter of 2005)	1,091	(82)	1,938	(193)

Minority interests	—	(1)	(10)	(9)

Income from continuing operations	1,530	(31)	2,607	251

Discontinued operations	87	3,659	114	3,820

Net income	1,617	3,628	2,721	4,071

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic			1,259,133	1,188,121
• diluted			1,261,517	1,195,750

Net income per common share in euros:
• basic	1.29	3.05	2.16	3.43
• diluted	1.29	3.03	2.16	3.40

Ratios
Gross margin as a % of sales	30.5	27.2	31.0	29.4
Selling expenses as a % of sales	(17.7)	(16.8)	(17.8)	(17.2)
G&A expenses as a % of sales	(4.1)	(4.6)	(4.4)	(4.6)
R&D expenses as a % of sales	(6.5)	(6.2)	(6.6)	(6.2)

EBIT or Income from operations	300	(17)	579	356
as a % of sales	4.8	—	3.3	1.9

EBITA	359	42	725	512
as a % of sales	5.7	0.7	4.1	2.7

Consolidated balance sheets in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses

	Sept. 30,	Dec. 31,	Sept. 30,
	2005	2005	2006
Current assets:
Cash and cash equivalents	4,344	5,293	7,272
Securities	—	—	173
Receivables	4,679	4,638	4,732
Current assets of discontinued operations	1,539	1,462	—
Inventories	3,289	2,797	3,435
Other current assets	479	412	633

Total current assets	14,330	14,602	16,245

Non-current assets:
Investments in unconsolidated companies	5,339	5,221	3,963
Other non-current financial assets	573	673	6,564
Non-current receivables	167	213	204
Non-current assets of discontinued operations	3,780	3,542	—
Other non-current assets	2,289	2,173	2,125
Property, plant and equipment	2,907	3,038	3,164
Intangible assets excluding goodwill	1,323	1,952	2,332
Goodwill	1,656	2,174	2,874

Total assets	32,364	33,588	37,471

Current liabilities:
Accounts and notes payable	3,131	3,457	3,311
Current liabilities of discontinued operations	965	1,044	—
Accrued liabilities	3,107	3,243	3,380
Short-term provisions	706	780	735
Other current liabilities	570	658	581
Short-term debt	968	1,168	863

Total current liabilities	9,447	10,350	8,870

Non-current liabilities:
Long-term debt	3,404	3,339	3,041
Long-term provisions	1,861	1,606	2,370
Non-current liabilities of discontinued operations	570	535	—
Other non-current liabilities	856	1,086	646

Total liabilities	16,138	16,916	14,927

Minority interests*	330	353	159
Stockholders’ equity	15,896	16,319	22,385

Total liabilities and equity	32,364	33,588	37,471

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,232,102	1,201,358	1,157,592

Ratios

Stockholders’ equity per common share in euros	12.90	13.58	19.34

Inventories as a % of sales	12.9	10.9	12.7

Net debt : group equity	0:100	(5):105	(18):118

Employees at end of period of which discontinued operations 37,680 end Sept. 2005 and 37,417 end Dec. 2005	161,096	159,226	125,564

*	Of which discontinued operations 146 end of September 2005 and 173 end of December 2005

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses
Reconciliation of net income from US GAAP to IFRS

	3rd quarter		January to September
	2005	2006	2005	2006
Net income as per the consolidated statements of income on a US GAAP basis	1,436	4,242	2,536	4,703
Adjustments to IFRS:
Capitalized product development expenses	61	82	188	208
Amortization of product development assets	(59)	(69)	(146)	(156)
Pensions and other postretirement benefits	(49)	(53)	(120)	(164)
Amortization of intangible assets	—	—	—	—
Unconsolidated companies	162	(2)	138	(6)
Deferred income tax effects	18	11	36	50
Discontinued operations	52	(582)	110	(515)
Other differences in income	(4)	(1)	(21)	(49)

Net income in accordance with IFRS	1,617	3,628	2,721	4,071
Reconciliation of stockholders’ equity from US GAAP to IFRS

	Sept. 30,	Sept. 30,
	2005	2006
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	16,538	23,803
Adjustments to IFRS:
Product development expenses	464	508
Pensions and other postretirement benefits	(1,909)	(2,295)
Goodwill amortization (until January 1, 2004)	(316)	(298)
Goodwill capitalization (acquisition-related)	—	(44)
Acquisition-related intangibles	—	242
Assets from discontinued operations	767	—
Unconsolidated companies	(226)	(104)
Recognized results on sale-and-leaseback transactions	84	75
Deferred income tax effects	499	499
Other differences in equity	(5)	(1)

Stockholders’ equity in accordance with IFRS	15,896	22,385

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.
Sales growth composition (in %)

	January to September
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2006 versus 2005
Medical Systems	7.6	0.7	0.0	8.3
DAP	10.3	1.3	7.9	19.5
Consumer Electronics	10.2	1.7	(6.7)	5.2
Lighting	8.8	1.0	7.2	17.0
Other Activities	(4.6)	0.5	(17.1)	(21.2)

Philips Group	8.2	1.2	(2.2)	7.2
EBITA and EBIT to income before taxes

	Philips	Medical		Consumer		Other
	Group	Systems	DAP	Electronics	Lighting	Activities	Unallocated
January to September 2006
EBITA	640	563	241	158	517	(450)	(389)
Eliminate amortization of intangibles	(122)	(79)	(19)	(1)	(23)	(1)	1

EBIT or Income from operations	518	484	222	157	494	(451)	(388)

Eliminate financial income and expenses	136

Income before taxes	654

January to September 2005
EBITA	748	478	195	272	400	(179)	(418)
Eliminate amortization of intangibles	(71)	(66)	(4)	—	(1)	(1)	1

EBIT or Income from operations	677	412	191	272	399	(180)	(417)
Eliminate financial income and expenses	85

Income before taxes	762
Composition of net debt and group equity

	Sept. 30,	Sept. 30,
	2005	2006
Long-term debt	3,377	3,039
Short-term debt	967	870

Total debt	4,344	3,909
Cash and cash equivalents	(4,344)	(7,272)

Net debt (total debt less cash and cash equivalents)	0	(3,363)

Minority interests	181	140
Stockholders’ equity	16,538	23,803

Group equity	16,719	23,943

Net debt and group equity	16,719	20,580

Net debt divided by net debt and group equity (in %)	0	16
Group equity divided by net debt and group equity (in %)	100	116

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the sale of the Semiconductors and MDS businesses
Net operating capital to total assets

	Philips	Medical		Consumer		Other
	Group	Systems	DAP	Electronics	Lighting	Activities	Unallocated
September 30, 2006
Net operating capital (NOC)	8,960	3,330	1,885	192	2,697	(272)	1,128
Eliminate liabilities comprised in NOC:
— payables/liabilities	8,052	1,665	521	2,329	993	1,404	1,140
— intercompany accounts	—	28	20	72	31	(129)	(22)
— provisions1)	2,610	245	60	279	150	846	1,030
Include assets not comprised in NOC:
— investments in unconsolidated companies	4,067	72	—	36	14	3,822	123
— securities	173						173
— other non-current financial assets	6,564						6,564
— deferred tax assets	1,677						1,677
— liquid assets	7,272						7,272

Total assets	39,375	5,340	2,486	2,908	3,885	5,671	19,085

1) provisions on balance sheet EUR 3,471 million excluding deferred tax liabilities of EUR 861 million

September 30, 2005
Net operating capital (NOC)	5,912	3,506	569	212	1,721	395	(491)
Eliminate liabilities comprised in NOC:
— payables/liabilities	7,650	1,672	391	2,312	779	1,014	1,482
— intercompany accounts	—	20	19	87	33	(136)	(23)
— provisions2)	2,471	259	54	305	131	583	1,139
Include assets not comprised in NOC:
— investments in unconsolidated companies	5,563	62		20	73	5,262	146
— other non-current financial assets	573						573
— deferred tax assets	2,109						2,109
— liquid assets	4,344						4,344

Total assets	28,622	5,519	1,033	2,936	2,737	7,118	9,279
Discontinued operations	4,181

Total	32,803

2)	provisions on balance sheet EUR 2,781 million excluding deferred tax liabilities of EUR 310 million
Composition of cash flows before financing activities

	3rd quarter		January to September
	2005	2006	2005	2006
Cash flows from operating activities	246	678	(318)	(223)
Cash flows from investing activities	1,390	(981)	1,953	(2,111)

Cash flows before financing activities	1,636	(303)	1,635	(2,334)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year restated for the sale of the Semiconductors and MDS businesses

	2005				2006
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,480	5,839	6,265	8,191	6,155	6,380	6,313
% increase	3	—	7	5	12	9	1

EBIT	193	131	353	795	246	247	25
as a % of sales	3.5	2.2	5.6	9.7	4.0	3.9	0.4

Net income	117	983	1,436	332	160	301	4,242
per common share in euros	0.09	0.78	1.14	0.28	0.13	0.26	3.57

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,480	11,319	17,584	25,775	6,155	12,535	18,848
% increase	3	1	3	4	12	11	7

EBIT	193	324	677	1,472	246	493	518
as a % of sales	3.5	2.9	3.9	5.7	4.0	3.9	2.7

Net income	117	1,100	2,536	2,868	160	461	4,703
as a % of stockholders’ equity (ROE)	4.2	16.7	23.8	18.1	3.8	4.6	2.7
per common share in euros	0.09	0.87	2.01	2.29	0.13	0.39	3.96

	period ending 2005				period ending 2006
Inventories as a % of sales	11.4	12.9	12.9	10.9	11.9	11.9	12.7

Net debt : group equity ratio	8:92	8:92	0:100	(5):105	6:94	9:91	(16):116

Total employees (in thousands)	161	160	161	159	161	158	126
of which discontinued operations	37	38	38	38	37	37	—
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

July 28, 2006
PHILIPS ONE OF TOP CLIMBERS IN BRAND VALUE — INTERBRAND
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) was one of the largest gainers in brand value in the annual ranking of the top 100 global brands by leading brand consultant, Interbrand. Philips had the largest increase in the electronics sector, gaining 14% to an estimated brand value of USD6.7 billion. Its ranking in the Interbrand list of the world’s most valuable brands increased to 48th spot from 53rd in 2005 and 65th in 2004.
Andrea Ragnetti, Philips Chief Marketing Officer, said the growth in brand value demonstrated that Philips’ transformation into a market-driven healthcare, lifestyle and technology company was showing its merits. “The improved Interbrand ranking confirms that our brand promise ‘sense and simplicity’, which is also the framework for our future growth, is making a difference to the way the world sees and experiences Philips, and is reinvigorating faith in the Philips brand,” he said. “Our commitment and presence in the growing healthcare market, which promises to be an engine for future economic growth, has also increased recognition of the brand strength and value,” he added.
Jürgen Häusler, CEO Interbrand Zintzmeyer & Lux said that Philips’ 14% growth in brand value reflected the company’s success in managing the brand. “Philips clearly understands the importance of its brand, which supports the vision of transforming Philips into a healthcare, lifestyle and technology company. In this context the thorough management of a strong master brand, communicating the same values across a highly diversified product portfolio in a variety of countries, is of utmost importance,” he added.
Information on Interbrand’s top 100 global brands is available at www.interbrand.com More information and news about Philips is available at www.philips.com/newscenter Philips’ image library is available at www.newcenter.philips.com/photolibrary
For further information, please contact:
Anna Quarrell
Philips Corporate Communications
Tel +31 20 59 77279
Email: anna.quarrell@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.

Philips ‘sense and simplicity’
Philips launched its brand promise, ‘sense and simplicity’ in 2004 as an integral part of its efforts to become a market-driven company. For Philips, ‘sense and simplicity’ sets the criteria against which Philips gauges everything it does and makes. It ensures the Philips’ mission to improve the quality of people’s lives through the timely introduction of meaningful technological innovations that are guided by three principles– designed around people’s unique needs, easy to experience and advanced. Philips also took a step further to live up to ‘sense and simplicity’ as a company, applying this promise to internal processing, the way the company works with customers and suppliers – open and transparent, approachable and easy to do business with – to the way employees work and to the products and services it brings to market.
Brand valuation by Interbrand Zintzmeyer & Lux
Brand values were determined using the method Interbrand pioneered nearly 20 years ago and has since used to value more than 4,000 brands. Brand value is calculated as the net present value of the earnings the brand is expected to generate and secure in the future for the time frame from July 1, 2005 to June 30, 2006. To be considered, the brands must have a minimum brand value of US$2.7 billion, achieve about one-third of their earnings outside of their home country, have publicly available marketing and financial data, and have a wider public profile beyond their direct customer base.

August 3, 2006
PHILIPS TO SELL MAJORITY STAKE IN SEMICONDUCTORS BUSINESS TO PRIVATE EQUITY CONSORTIUM KKR, SILVER LAKE AND ALPINVEST
Amsterdam, The Netherlands and London, United Kingdom – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that the company has signed an agreement with Kohlberg Kravis Roberts & Co. (KKR), Silver Lake Partners and AlpInvest Partners NV (together referred to as “the consortium”) through which the consortium will acquire an 80.1% stake in Philips’ Semiconductors business, with Philips retaining a 19.9% stake in this business. The transaction will put the enterprise value for Philips’ Semiconductors business at approximately EUR 8.3 billion – consisting of EUR 3.4 billion purchasing price, EUR 4.0 billion for debt and other liabilities, and EUR 0.9 billion for Philips’ remaining stake. Philips estimates it will receive cash proceeds after tax and transaction related costs of approximately EUR 6.4 billion. The transaction is expected to close in the fourth quarter of 2006, subject to closing conditions, including governmental and regulatory approvals.
Philips’ Semiconductors is a leading supplier of silicon system solutions for mobile communications, consumer electronics, digital displays, contactless payment and connectivity, and in-car entertainment and networking, with approximately 37,000 employees worldwide. The business had sales in 2005 of EUR 4.6 billion.
Commenting on today’s announcement, Mr. Gerard Kleisterlee, President and CEO of Royal Philips Electronics, said: “This is a defining moment for both Philips and its semiconductors business. As a stand-alone company, the semiconductors business will have every opportunity to realize its full potential and we are very pleased to have found strong partners that share our belief. As a business partner, we will remain strongly committed to the future success of the business. As Philips, we are completing our shift away from running cyclical activities, and can fully focus on building an even stronger company in Healthcare and Lifestyle around the brand promise of sense and simplicity.”
Upon completion of the transaction, Mr. Frans van Houten will relinquish his current positions as member of the Board of Royal Philips Electronics and CEO of Philips’ Semiconductors business to become the President and CEO of the new stand-alone semiconductors company. The renaming of the new company will be announced in due course.
Commenting on today’s announcement, Mr. van Houten said: “Today’s agreement with KKR, Silver Lake and AlpInvest represents an exciting foundation upon which our new semiconductors company can successfully grow and compete as a stand-alone company. The business, with its strong R&D capabilities and broad intellectual property portfolio, will continue to focus on strengthening its performance and presence in Mobile & Personal, Home, Automotive & Identification and Multi Market Semiconductors – our four key markets. We remain entirely committed to completing our successful business renewal program.”
The consortium consists of KKR, one of the world’s most experienced private equity firms, Silver Lake, the leading private equity firm focused on technology and AlpInvest, a major Dutch-based private equity investor operating worldwide. The extensive expertise in technology buy-outs of the partners in the consortium is evidenced by buy-outs such as SunGard Data Systems Inc. in the US and Avago Technologies Ltd. in Singapore.
Commenting on the transaction, Johannes Huth, a Member of KKR said: “We are very pleased to be making this investment and are excited about the opportunity to work with the company’s outstanding management team. With the support of the consortium and Philips as an investor, the company will continue to innovate in order to provide its customers with leading-edge solutions and products that drive growth.”
Egon Durban, a Managing Director of Silver Lake Partners, commented: “We believe the Philips’ Semiconductor business is well positioned to pursue and achieve significant expansion. We look forward to partnering with management to continue building value through a demonstrated commitment to innovative technologies and a strong share in both established and emerging markets.”
Credit Suisse and Bank of America acted as lead M&A financial advisors to the consortium, with ABN Amro also providing advice. Clifford Chance and Simpson Thacher & Bartlett served as legal advisors.
For more information on this announcement, please visit www.newscenter.philips.com.
The webcasting of the press conference on this announcement is accessible via www.philips.com/webcast. This will be live as from 10:00 CET on Friday, August 4, 2006 with a replay available shortly afterwards. For the analysts’ conference call/audiowebcast on August 4, 2006 at 11:30 CET, please visit www.philips.com/investor.
FOR PHILIPS:
In Amsterdam:
Jayson Otke
Philips Corporate Communications
Tel +31 20 59 77215
Email: jayson.otke@philips.com
In New York:
Andre Manning
Philips North America Corporate Communications
Tel +1 646 508 4545
Email: andre.manning@philips.com
FOR THE PRIVATE EQUITY CONSORTIUM IN EUROPE:
Simon Moyse / Zoe Watt
Finsbury
Tel: +44 207 251 3801 or +44 7713 157561
Uneke Dekkers
Citigate First Financial
Tel: +31 20 575 4021 / + 31 6 50 26 16 26

FOR KKR IN THE US:
Ruth Pachman / Mark Semer
Kekst & Co.
Tel: +1 212 521 4800
FOR SILVER LAKE PARTNERS IN THE US:
Matt Benson
Citigate Sard Verbinnen
Tel: +1 415 618 8750
About Royal Philips Electronics:
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
About KKR:
KKR is one of the world’s oldest and most experienced private equity firms specializing in management buy-outs, with offices in New York, Menlo Park, California, London, Paris, Hong Kong and Tokyo. Over the past year, KKR has committed more than $1 billion to technology businesses, including SunGard Data Systems and Avago Technologies, which are considered the two largest private equity technology investments in history, with transaction prices of US$11.8 billion and US$2.8 billion, respectively. Past KKR technology industry investments include: Amphenol, RELTEC, Wincor Nixdorf, Tenovis, Zhone Technologies and the software development and solutions business of Flextronics International Ltd (pending). Over the past thirty years, KKR has invested in more than 141 transactions with a total value of US$213 billion. In Europe, KKR has invested a total of US$5.9bn in 20 companies, including Vendex, AVR, VNU, SBS Broadcasting, Newsquest, Willis Group, Wincor Nixdorf, Legrand, FL Selenia, ATU and MTU, among others. For more information, please visit www.kkr.com.
About Silver Lake Partners:
Silver Lake Partners is the leading private equity firm focused on large-scale investing in technology and related growth industries. Silver Lake seeks to achieve superior returns by investing with the strategic insight of an experienced industry participant, the operating skill of a world-class manager and the financial expertise of a disciplined private equity investor. Specifically, Silver Lake’s mission is to function as a value-added partner to the management teams of the world’s leading technology franchises. Its portfolio companies include technology industry leaders such as Avago, Flextronics, Gartner, Instinet, NASDAQ, Network General, Seagate Technology, Serena Software, SunGard Data Systems, Thomson and UGS. For more information, please visit www.silverlake.com.
About AlpInvest Partners NV:
AlpInvest Partners is one of the largest private equity investors in the world with over EUR 30 billion of assets under management. Approximately 80% of these funds are invested by AlpInvest Partners in private equity funds globally, with the remainder invested directly in companies as a co-investor in Europe and the US. AlpInvest Partners has 56 investment professionals based in Amsterdam and New York. Its shareholders and main clients are ABP and PGGM, two of the largest pension funds in the world with respectively EUR 192 billion and EUR 71 billion of assets under management (as per December 2005). To learn more about AlpInvest Partners visit www.alpinvest.com
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

August 3, 2006
PHILIPS TO COMPLETE ITS TRANSFORMATION FROM A CYCLICAL TECHNOLOGY COMPANY TO A HEALTHCARE AND LIFESTYLE COMPANY BUILT AROUND A STRONG BRAND
•	Philips to return approximately EUR 4 billion to shareholders through dividends and share repurchase.

•	Company increases its focus on growth in Healthcare and Lifestyle sectors.
Amsterdam, The Netherlands – Royal Philips Electronics announced its intent for capital allocation following the divestment of an 80.1% majority share in its Semiconductor unit. The transaction, announced separately today, values this business at around EUR 8.3 billion.
Proceeds from the sale, after tax and transaction-related costs, will total approximately EUR 6.4 billion. Philips will return a total of EUR 4 billion to shareholders by the end of 2007 through a combination of dividends and share repurchases, including the EUR 1.5 billion share repurchase program already announced on July 17, 2006.
The company reiterated its strategy to re-invest in additional opportunities for high-margin growth, both organically and through acquisitions. In the last 12 months Philips has announced the investment of EUR 3.5 billion in eight acquisitions (some yet to be completed), predominantly in Medical Systems, Lighting and Consumer Health and Wellness. These have brought almost EUR 1 billion in new revenue and over 5,000 employees into the group. The company noted that the earlier acquisitions were performing in line with, or better than, expectations. R&D investment in targeted areas such as Lighting and Domestic Appliances has been increased, in order to stimulate organic growth. Philips also re-confirmed its intent to exit from its participations in LG.Philips LCD and TSMC in a responsible manner. In addition, Philips will continue to improve its cost structure by simplifying the organization and its ways of working.
“With this transaction we have now practically completed our shift towards more stable, cash generative businesses and away from the earnings volatility associated with cyclical industries like Components and Semiconductors, a journey we started in 2002,” said Gerard Kleisterlee, President and CEO of Philips.
“We close the chapter of being a traditional, vertically integrated electronics company – which is why, going forward, we would like to be known just as Royal Philips. This emphasizes the shift in our focus to a company built around a brand with the promise of “sense and simplicity” and with a focus on Healthcare and Lifestyle,” Kleisterlee said.
Kleisterlee explained that Philips was now a much simpler company, committed to improving the quality of peoples’ lives through meaningful innovation. He said resources would be focused on capturing value from some of the most important global economic, social and demographic trends. Notable among these were the trend for better healthcare and more well-being, the need to provide energy efficient solutions (e.g. in lighting) and the desire for rewarding consumer lifestyle experiences.

All these elements, together with the Semiconductors transaction will contribute to redefining Philips as a core value holding stock, in contrast with the historic perception of an electronics stock exposed to the volatile technology sector.
For more information on this announcement and on the divestment of Philips Semiconductors, please visit www.newscenter.philips.com.
The webcasting of the press conference on this announcement is accessible via www.philips.com/webcast. This will be live as from 10:00 CET on Friday, August 4, 2006 with a replay available shortly afterwards. For the analysts’ conference call/audiowebcast on August 4, 2006 at 11:30 CET, please visit www.philips.com/investor.
For further information, please contact:
Gerd Goetz
Philips Corporate Communications
Tel +31 20 59 77 213
Email: gerd.goetz@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

August 16, 2006
PHILIPS TO SELL ENABLING TECHNOLOGIES GROUP TO VDL GROEP
Amsterdam and Eindhoven, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and VDL Groep today announced that they have signed a letter of intent for VDL Groep to acquire Philips Enabling Technologies Group (ETG). Subject to regulatory approvals, the transaction is expected to close in the fourth quarter of 2006. No financial details of this transaction were disclosed.
Philips ETG, with annual revenues of EUR 231 million in 2005, is a leading manufacturer, developer and supplier of precision components and mechatronic (sub) systems used for industrial equipment. Philips ETG’s headquarters are based in Eindhoven. The group employs approximately 1650 people, of which about 1100 in The Netherlands.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77199
Email: jeannet.harpe@philips.com
Marleen van Zeeland
VDL Groep bv
Tel +31 40 292 5080
Email: m.v.zeeland@vdl.nl
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
About VDL Groep
VDL Groep, with its head offices in Eindhoven, is an international company focused on the development, production and sales of semi-manufactured and finished products. In total, the group, with approximately 5,300 employees, consists of more than 70 subsidiaries spread over 13 countries. In 2005, VDL Groep had a net turnover of EUR 991 million and a net profit of EUR 50 million. In the supply sector, VDL specialises in metalworking, plastics processing, system supply and surface treatment.
The bus & coach division includes coaches, chassis modules, public transport buses, mini and midi buses. The finished products sector comprises suspension systems for the automotive industry, production automation systems, heating, cooling and air-technical systems, systems for the oil, gas and petrochemical industry, sunbeds and roof boxes, systems for the agricultural sector, cigar-making and packaging machines, container handling equipment, medical systems and production systems for optical media.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

September 4, 2006
PHILIPS COMPLETES ACQUISITION OF AVENT HOLDINGS LTD.
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed its acquisition of AVENT Holdings Ltd., a leading provider of baby and infant feeding products in the United Kingdom and the United States, with sales in more than 60 countries. Under the terms of the agreement, which was announced on May 23, 2006, Philips acquired AVENT Holdings Ltd. for approximately £ 460 million (approximately EUR 675 million), which was paid in cash upon completion of the transaction. As a result of the transaction, AVENT Holdings Ltd. will be financially consolidated with immediate effect within the Mother & Childcare business of Philips’ Domestic Appliances and Personal Care division.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

September 5, 2006
PHILIPS TO SET UP HIGH POWER LED PRODUCTION FACILITY IN SINGAPORE
Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today it will invest in the setting up of a high power LED production facility in Singapore. Initial production is expected to start in Q1 2007, ramping up to double Philips’ total power LED production capacity by the end of 2007.
This investment is part of Philips Lighting’s strategy to strengthen its leadership position in the fast growing and rapidly emerging power LED market. The plant will be a high volume production facility for the LUXEON® range of LEDs, employing about 900 people at full capacity. The LEDs are used in city beautification lighting, LCD displays, camera flash for mobile phones, automotive applications and various other applications.
Theo van Deursen, CEO of Philips Lighting and member of Philips’ Board of Management, comments: “This investment will not only double the production capacity of our power LEDs in the next year and strengthen our number one position in this field, it will also significantly increase efficiency, supporting our aim for profitable growth.”
Philips Lighting is focusing on the power LED market, which has an expected annual growth of 25% over the coming years. The long-lasting LUXEON® range of power LEDs matches the brightness of conventional light sources and for the first time, makes it possible to replace incandescent, halogen and fluorescent bulbs in many products with smaller, longer-lasting and more energy efficient LEDs.
Solid-state lighting is seen as the biggest revolution in lighting technology since Thomas Edison invented the incandescent bulb. Although it has been a niche solution for general lighting markets in the past, the creation of white-light LEDs a few years ago has transformed its potential. Over time, solid-state lighting is expected to revolutionize lighting in homes, cars, shops and cities.
For more information please contact:
Jeannet Harpe
Philips Electronics
Tel. +31 20 59 77199
Email: jeannet.harpe@philips.com
In Singapore
Boey Taik Boon
Philips Electronics Singapore
Tel +65-6882 5721
Email: boey.taik.boon@philips.com
In San Jose, California (Philips Lumileds HQ)
Steve Landau
Philips Lumileds Lighting Company
Tel. +1 408 964 2695
Email: steve.landau@philips.com
www.philipslumileds.com

About Royal Philips Electronics:
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

September 8, 2006
PHILIPS NOTIFIES FINANCIAL AUTHORITIES OF INCREASE IN SHARES HELD
Amsterdam, The Netherlands – Today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) notified the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) that the company’s holding in Philips shares has exceeded 5 percent of Philips’ total outstanding shares. Philips informed the AFM in accordance with Dutch law, which states that shareholders are to inform the AFM whenever their shareholding in a Dutch listed company exceeds the 5 percent threshold.
As of the close of business on September 7, 2006, Philips held approximately 61.5 million Philips shares, or approximately 5.0 percent of the company’s outstanding shares. On July 17, 2006, Philips announced the start of a EUR 1.5 billion share repurchase program for capital reduction purposes.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77 215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

September 11, 2006
PHILIPS TO HOLD EXTRAORDINARY GENERAL MEETING OF SHARE-HOLDERS ON OCTOBER 25, 2006 TO CANCEL REPURCHASED SHARES
Amsterdam, The Netherlands — Today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced it will hold an Extraordinary General Meeting of Shareholders (EGM) on Wednesday, October 25, at Philips’ headquarters in Amsterdam. At the EGM, Philips will request that shareholders approve cancellation of shares.
On July 17, 2006, Philips announced the start of a EUR 1.5 billion share repurchase program, which at that time the company expected would take 18 months to complete. Philips now intends to complete this share repurchase program by the end of 2006. The EUR 1.5 billion share repurchase program represents part of EUR 4 billion that Philips indicated it would return to shareholders through a combination of dividends and share repurchases by the end of 2007, as part of an announcement on August 3, 2006, that Philips would sell an 80.1% stake in its Semiconductors business for EUR 6.4 billion.
For media inquiries, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77 215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

NASA using Live 3D ultrasound imaging to learn how space travel affects the hearts of Space Shuttle astronauts
Tuesday, September 19, 2006
Study evaluates loss of heart mass in astronauts
Andover, Mass. — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that the National Aeronautics and Space Administration (NASA) is using the Philips iE33 echocardiography system and QLAB Quantification software to evaluate the effects of space flight on the hearts of Space Shuttle astronauts and, in the near future, astronauts on the International Space Station and ground-based analogs. Of interest to NASA researchers is the loss of heart mass brought on by space flight.
Astronauts commonly are thought to lose heart mass during prolonged flight. Two-dimensional echocardiography measurements reveal a 5 percent decrease, which usually returns within three days of being back on Earth. Researchers are interested in learning the cause of these changes. Possible explanations include heart atrophy caused by weightlessness, dehydration from space travel or error caused by the geometric assumptions used in two-dimensional echo.
The new technology being used captures a full-volume image of the beating heart in less than a minute and allows physicians to examine the heart as if they were holding it in their hands. It also allows the researchers to make accurate measurements of heart mass, ejection fraction, blood flow, strain rate and cardiac wall motion pre- and post-flight.
“We have a very short window of time in which to do an echo exam on the astronauts,” said David S. Martin of Wyle Laboratories, Inc., ultrasound lead for the NASA Cardiovascular Laboratory at the Johnson Space Center in Houston, Texas. “Live 3D Echo allows us to quickly grab all the image data we need to do a full examination of the heart anatomy and function and send the astronauts on their way. Following the image acquisition, we use off-line analysis software to do several measurements that help us evaluate changes after space travel.”
The use of this heart imaging and measurement technology will be part of ongoing research at the NASA Cardiovascular Laboratory. It will also complement the imaging done by a modified Philips HDI 5000 ultrasound system that was installed in the International Space Station’s Human Research Facility in 2001.
These new ultrasound technologies help us efficiently conduct sophisticated cardiac research of astronauts and the effects of microgravity,” said Martin.
For further information please contact:
Steve Kelly
Philips Medical Systems
Tel +1 425 487 7479
email steve.kelly@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

September 20, 2006
PHILIPS UPDATES MARKET ON LIGHTING BUSINESS
Amsterdam, The Netherlands – In a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will discuss how the company’s Lighting business continues to make a solid contribution to profitable growth and value creation by building on Philips’ number one position in the global lighting market and playing an active role in shaping the emerging market in energy efficient lighting.
Booming Asian demand highlights potential for energy-efficient lighting
Lighting accounts for 19% of global electricity consumption, and Asia continues to make up a growing share of that demand. For example, Asian economic growth is boosting the region’s demand for global oil by 45% and for natural gas by 25%. As a leading supplier of energy efficient lighting products, Philips recognizes the potential – both for its Lighting business and for conserving energy.
Through R&D and investments in product innovations there has been a marked improvement in the energy efficiency of lighting products over the past 15 years. Philips estimates that if today’s installed global base of lighting products were replaced by energy efficient alternatives, it would result each year in approximately EUR 50 billion of savings in electricity costs and approximately 270 million fewer tons of CO2 emissions, equalling just over 1 billion fewer barrels of oil consumed or the equivalent CO2 consumption of nearly 14 billion trees.
Mr. Theo van Deursen, CEO of Philips Lighting: “Asia represents a promising lighting market for Philips. Between 2000 and 2005, Philips’ Lighting sales in Asia grew on average 15% per year, mirroring solid growth in other emerging markets. This steady growth in demand highlights the importance of coming out with energy efficient lighting solutions.”
Emerging technologies such as solid-state lighting to shape future market
At the meeting, Philips will also discuss how emerging technologies, such as energy efficient light emitting diodes (LEDs), have significant untapped potential for meeting future lighting needs. For example, Lumileds, the solid state lighting business Philips bought out from Agilent last year, is already further fuelling growth at Philips Lighting: “Over the past three years, Lumileds has grown at an average annual rate of 24%. Clearly, this trend – along with robust demand from emerging markets – is helping keep us well on track to meeting a long-term annual sales growth rate in Lighting of 6%,” Mr. van Deursen said.
For more information on the Lighting Analysts’ Day, please visit www.philips.com/investor
For more information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77 215
Email: jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 158,000 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes sale of 80.1% stake in Semiconductors business to private equity consortium KKR, Silver Lake, Bain Capital, Apax and AlpInvest
Friday, September 29, 2006
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed its sale of an 80.1% stake in its Semiconductors business to a private equity consortium consisting of Kohlberg Kravis Roberts & Co. (KKR), Silver Lake Partners, Bain Capital, Apax Partners and AlpInvest Partners NV. Under the terms of the agreement, which was announced on August 3, 2006, Philips sold an 80.1% stake in its Semiconductors business, and estimates that, after subsequent payment of taxes, it will receive approximately EUR 6.4 billion in cash. This transaction puts the enterprise value of the entire stand-alone semiconductors company — now known as NXP — at approximately EUR 8.3 billion.
With the completion of the transaction, Mr. Frans van Houten, President and CEO of NXP, relinquishes his position as member of the Board of Royal Philips Electronics. As a result of the transaction, Philips will treat its Semiconductors activities as “Discontinued Operations” in the company’s financial reporting as of Philips’ 2006 Third Quarterly Report, to be published on October 16, 2006.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,500 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

October 6, 2006
PHILIPS ANNOUNCES DIVESTMENT OF ADVANCED METROLOGY SYSTEMS BUSINESS UNIT
Amsterdam, The Netherlands and Boston, Massachusetts – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and JHW Greentree Capital today announced Philips has sold its Advanced Metrology Systems business unit to JHW Greentree Capital, L.P., an affiliate of J.H. Whitney & Co. of New Canaan, Connecticut. The business unit will form a new company called Advanced Metrology Systems LLC. As part of the transaction, Philips will retain a 19.9% stake in the new company. No further financial details of the transaction were disclosed.
Philips’ Advanced Metrology Systems business unit produces measuring equipment for the semiconductor manufacturing industry. Based near Boston, Massachusetts and employing approximately 35 people, Philips’ Advanced Metrology Systems business unit formed part of Philips Corporate Investments.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,500 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About J.H. Whitney & Co.
J.H. Whitney & Co. was established in 1946 by the industrialist and philanthropist John Hay Whitney as one of the first U.S. private equity firms, and it has invested in hundreds of companies over its 60-year history. Today, the Firm remains privately owned by its investing professionals and provides private equity capital for small and middle market companies.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

October 12, 2006
PHILIPS TO TRANSFER REMAINING MOBILE PHONE ACTIVITIES TO CEC
Amsterdam, the Netherlands and Beijing, the People’s Republic of China – Royal Philips Electronics (NYSE:PHG, AEX:PHI) has signed a letter of intent to transfer its remaining Mobile Phone activities to China Electronics Corporation (CEC). CEC will take over the responsibility for Philips’ Mobile Phones business, which currently has an annual turnover of approximately EUR 400 million and approximately 240 employees, mainly in Asia Pacific and Eastern Europe.
Under the terms of the letter of intent, CEC will receive a global license to market and sell mobile phones under the Philips brand for the coming five years.
The transaction is still subject to confirmatory due diligence. The transaction will be conditional on all required shareholder, government and regulatory approvals and consents and is expected to be completed by the end of 2006.
For further information, please contact:
Sharon Tang
Philips Corporate Communications
Philips Electronics China Group
Tel: +86 21 2205 5636
Email: Sharon.Tang@philips.com
Nanda Huizing
Philips Corporate Communications
Philips Consumer Electronics
Tel: + 31 20 59 77915
Email: Nanda.Huizing@philips.com
China Electronics Corporation (CEC)
Name Ji-min Zhong
Title: Head of Executive Office
Tel: +86 10 68289195
Email: zhongjm@cec.com.cn
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 125,500 employees in more than 60 countries worldwide. With sales of EUR 30.4 billion in 2005, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.
About CEC
China Electronics Corporation (CEC) engages mainly in four business fields: semiconductor, computer software/hardware & system integration, telecommunication network & terminals, and digital home appliances. Sales revenue of CEC in 2005 was RMB53.38 billion Yuan. Its business activities cover the complete value chain of the industry, including R&D, design, manufacturing, application, marketing & distribution and technical service. In the fields of semiconductor, computer software & hardware, telecommunication engineering and mobile handsets, CEC takes a pioneering position in China in terms of production scale, technology level and R&D capability. News from CEC is located at www.cec.com.cn.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.